EXHIBIT 20.2

Third Quarter 2002

Earnings Conference Call Script
October 22, 2002
9:00 am Central Daylight Time

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Thank you for joining the Thomas & Betts Corporation Third Quarter 2002 conference call and webcast. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

If you have not gotten a copy of our earnings release — which was released last evening after the market close — you can find it on our website, www.tnb.com. Also on our website, you will find press releases, conference call scripts and SEC filings. We encourage you to read this material, especially if you are not familiar with the turnaround under way at Thomas & Betts.

Today’s call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Thursday, October 24. The replay number is (402) 220-0869. No password is required.

Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.

T. KEVIN DUNNIGAN

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Good morning and thank you for joining us today.

I’d like to cover three topics this morning and then I’ll hand the floor over to John Murphy.

First, I’ll review the highlights of the quarter including a progress report on our manufacturing restructuring initiative and other corporate events that impacted our results. I will then briefly review our segment results, and will conclude by commenting on our preliminary business outlook and outline the next steps we plan to take to increase our global competitiveness and enhance shareholder value.

Let’s look at the quarter just ended.

Our financial results include a few unusual items. Some of these, such as the charges associated with the manufacturing initiative, were expected. Others, such as our agreement to settle the consolidated securities class action lawsuit and the bankruptcy filing of a large customer in our communications segment, were not unexpected although the timing was outside of our control.

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First, we are extremely pleased to have reached an agreement to settle the consolidated securities class action lawsuit. The uncertainty surrounding this litigation had cast a pall over everything we’ve accomplished since initiating the company’s turnaround over two years ago. It has also required significant management time and company resources.

Reaching this agreement — under which all claims against the company will be dismissed in their entirety without admission of liability or wrongdoing — is an important step in putting the legacy issues we inherited behind us. It also allows you to more easily judge the company’s performance on its business prospects without the worry of an unknown, but highly probable, expense.

Per the agreement — which is subject to final court approval — the plaintiffs will receive $46.5 million in cash. Accordingly, we recorded a pre-tax charge of $19 million in the third quarter to cover the portion of the settlement not covered by our D&O insurance. John Murphy will cover the mechanics of this payment in his remarks.

We are also pleased with the progress we continue to make in improving our operations and overall cost competitiveness in our Electrical business.

Ten months ago, we announced a major restructuring program for our U.S, European and Mexican electrical manufacturing plants. Obviously, it is critical to our long-term success that these facilities run as efficiently as possible without sacrificing quality.

When we announced this project, we knew that we were setting an aggressive timetable and that a great degree of discipline and focus would be required to achieve our goals.

Some observers thought that we were biting off more than we could chew — a reasonable concern given the massive changes required in the early phases of our turnaround. We, however, considered it a business imperative if we were to reach our financial goals within an acceptable timeframe.

I am pleased to report that we have executed to plan and are on track to complete the project by the end of the year.

Closing plants is never easy — from an employee relations and a logistical perspective. Moving production lines while continuing to provide excellent customer service is always a juggling act. And, indeed, we faced our share of obstacles as we went about this task. But we didn’t allow these challenges to impede our progress. Our operations team has done an impressive job of working through these issues and keeping the program on track.

Today, our network of plants is more tightly aligned. When coupled with our industry-leading distribution system, this offers a true competitive advantage. No other broad-line electrical components manufacturer can match our level of one-order, one-shipment, one-invoice service — to give true cost savings to our distributors.

We have begun to see the positive effect of these consolidation efforts on our operating margins, even though the majority of our factories are currently running well below normal capacity.

As we noted in our press release, we incurred $5.5 million in charges related to the manufacturing plan in the third quarter. We may incur a final, nominal charge in the fourth quarter, but total charges for the manufacturing project should come in at the low end of the $80

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to $90 million original estimate. We continue to expect to realize $45 to $50 million in annual savings from this program.

Another important facet of improving our performance is the effort underway to install a culture of lean thinking throughout our global operations. Using lean manufacturing techniques, we have already made good progress in eliminating waste from our factories. We intend to use the tools of lean management to continue to deliver improvements into the future but we do not anticipate any charges related to these efforts.

The other notable item affecting our third quarter results is a $4.6 million reserve recorded to account for receivables exposure associated with the bankruptcy of TVC. TVC is a large distributor of broadband and telecommunications products, including our hard- and drop-line connectors marketed under the Snap-n-Seal® and LRC® brand names.

Those of you who have followed our turnaround know that we have aggressively attacked inefficiencies in how we manage accounts receivables and our actions again underscored the value of this effort. TVC was current at the time of the bankruptcy filing, which reduced our exposure.

Let’s turn now to our segment results.

In our Electrical segment, year-over-year sales for the third quarter were down 11.5 percent, or 5.1 percent when adjusted for divested and discontinued product lines.

This decline is more than we anticipated when we established our forecast for the year. At that time, we had hoped to see some up tick in demand in the second half, but, as you are aware, it has not materialized. Corporate capital spending remains low, and demand across of most of our major segments — construction, OEM and MRO — continues to be very weak. The utility MRO and do-it-yourself markets remained relatively stable.

Despite lower sales, Electrical segment earnings were up $14 million over the third quarter of 2001, excluding manufacturing charges from this year’s results and eliminating goodwill amortization and other charges from 2001 results. Price management, favorable product mix due to divestitures, lower manufacturing and freight costs, and lower SG&A all contributed to the increase.

Sales in our Steel Structures segment declined 8.6 percent, while earnings were flat with the third quarter last year when adjusted for the elimination of goodwill amortization. As we mentioned on our second quarter call, utilities have become very cautious in their capital spending in response to a weak economy. Consequently, even projects already specified and approved are being postponed or spread out over a longer period.

The need to expand and improve the transmission infrastructure has not changed, just the timing. As a result, there are fewer projects open to bid and increased price pressure on “live” projects. Our strong alliance with key utilities and our operational excellence and focus on tightly managing expenses has, and will continue to, help us minimize the impact on segment earnings.

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Both sales and earnings in our Communications segment were adversely impacted by the $4.6 million charge related to TVC’s bankruptcy. Excluding this charge, sales would have been down 23.4 percent. Until demand rebounds in telecom and cable TV markets, this segment will continue to be under severe pressure despite the significant cost reductions and process improvements we’ve made over the past two years.

Typically, we see demand pick up in our HVAC segment in the third and fourth quarters as the cold weather sets in. While third quarter sales indicate that this trend should hold true in 2002, and sales were up slightly in the current quarter year-over-year, demand remains well below 1999 and 2000 levels. This is not surprising given that these products are sold primarily into industrial and commercial markets. Segment earnings were up notably from last year, reflecting our continued focus on tightly managing discretionary expenses.

Looking forward, we are in the early phases of the 2003 planning process. With no visible help from the economy in sight, we are not inclined to forecast much — if any — improvement on the top line. But we do expect to see earnings improve as we realize savings from the manufacturing consolidation and implement additional process improvements throughout the organization.

By the end of this year, we will have finished taking the steps needed to provide a solid foundation for growth. Over the past 2+ years, we have cleaned up and strengthened the balance sheet; we have re-sized the operational, sales and support organizations; we have restored and enhanced effective pricing to our core product lines; and we have upgraded management talent in many areas.

There are, of course, other areas that require attention in order to fulfill our vision of being fast, flexible and customer focused.

An example is marketing. We’ve got great brands and great brand equity in all of the markets we serve. We’ve also got a great portfolio of products.

The trick is effectively marketing all of these strengths to multiple audiences: distributors, electricians, engineers and contractors.

Enhancing our strategic marketing efforts and leveraging the talent in our marketing organization will play an important role in driving organic sales growth.

Product engineering is another area where we can better leverage our resources. New products have been a critical component of our leadership legacy within electrical markets. We are now rebuilding and refocusing our engineering efforts to more new product development rather than purely on maintenance. While we began the process of turning back the clock in 2002, we still have lots of opportunity for improvement.

Just like everything else we’ve tackled over the course of the turnaround, we will methodically rebuild our process and talents in these arenas over the course of the next year. We do not anticipate any significant costs or charges related to these efforts. In fact, we are committed to maintaining a strong R&D effort and have continued to do so throughout the turnaround.

Thank you for your continued interest in Thomas & Betts. I will now turn the call over to John Murphy.

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JOHN P. MURPHY

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thank you, Kevin, and good morning.

I will spend time reviewing the financial statements and, hopefully, clarifying some of the unusual items included in our third quarter and year-to-date results.

Given the dismal operating environment, and the heightened competitiveness in our markets, we feel good that our third quarter results again demonstrate our ability to execute as planned, and the value of focusing on the fundamentals in order to lay the foundation for future growth.

On a consolidated basis, sales were down 12.3 percent compared to the third quarter last year, or 7.4 percent when divested or discontinued product sales are backed out. We have seen no improvement in commercial and industrial markets; electrical utilities have become more cautious in their spending; and telecom and broadband markets remain overbuilt and underutilitized.

As reported, the gross margin for the quarter was 25 percent of sales versus 22.6 percent last year. Excluding charges relating to the manufacturing restructuring program and the TVC bankruptcy reserve from the 2002 results and excluding charges primarily related to the sale of certain product lines from 2001 results, the third quarter gross margin would have been 27.6 percent in 2002 compared to 24.2 percent in 2001. We expect to see further improvement in the gross margin during the fourth quarter.

The gross margin improvement is due, in part, to the restructuring actions taken over the past several months. We also continue to benefit from the pricing revisions made in the electrical segment.

As we noted in our press release, our short-term goal is to achieve a gross margin of at least 30 percent of sales. We had targeted to achieve this level in the fourth quarter assuming some moderate level of economic recovery. This economic recovery clearly has not materialized. However, we are confident, as we said from the outset, that we will consistently achieve this target as soon as we receive some economic tailwind.

Our continued focus on tightly managing SG&A was also evident in our results.

SG&A was $68.3 million, or 20.9 percent of sales, in the third quarter. Last year in the same period, SG&A was $85.6 million, or 22.9 percent of sales. When we started the turnaround in the third quarter of 2000, SG&A was in the high-twenties as a percentage of sales.

We are very comfortable that we will hit our SG&A goal of 20 percent or less of sales when our markets regain momentum.

As reported, earnings from operations were $13.4 million for the quarter, or 4 percent of sales. Excluding the manufacturing and TVC charges, and adjusting sales for the TVC charge, operating earnings would have been $23.5 million or 7.1 percent of sales.

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Net interest expense in the third quarter was $10.2 million, an improvement of $1.1 million versus the third quarter last year. Termination fees associated a previous line of credit adversely impacted last year’s expense and were the primary reason for the expense reduction.

We reported a net loss of $10.6 million in the quarter, including the restructuring and litigation charges. Excluding these charges, net earnings would have been $9.5 million or 2.8 percent of sales.

In the quarter, we made a decision to rebalance our debt portfolio and we converted $250 million of fixed-rate debt to floating-rate debt. If interest rates remain at today’s levels, we expect this swap to reduce interest expense by approximately $1 million per quarter, beginning in the fourth quarter.

This action moves our debt from 100 percent fixed to a 63/37 fixed-to- floating ratio, and as we pay down maturing debt over the coming months we expect the fixed-to-floating ratio to drop to 55/45.

We are pleased with our cash flow performance in the quarter. We ended the quarter with $270 million in cash and cash equivalents. This compares to $254 million at the end of the second quarter 2002, and $242 million at the end of last year.

It is worth noting that the quarter-end cash balance includes $19 million earmarked as payment for the settlement of the securities class action lawsuit. The agreement to settle the lawsuit was signed in early October and, although GAAP required that we book the charge in third quarter, from a cash perspective, it is considered a fourth quarter event. Accordingly, the $19 million was put into escrow in the fourth quarter, where it will remain until the court approves the settlement and it is distributed. We expect that this will occur sometime in the first half of 2003.

Two items will adversely affect cash balances in the fourth quarter. First, we will make a $7 million, final payment for the settlement of a patent lawsuit announced earlier this year. Second, we will repay 50 million of Euro long-term debt maturing in November.

However, we expect to generate strong operating cash flows in the fourth quarter and should finish the year with a strong cash position of approximately $240 million, including the $19 million held in escrow.

In 2003, we expect continued improvements in our operating cash flows. We have $60 million in medium-term notes due in February, which we currently intend to repay from cash resources. And, as I said earlier, we expect to pay out $19 million for the settlement of the securities lawsuit upon final court approval.

Taking all of these factors into consideration, our preliminary projections indicate that we will finish 2003 with cash of approximately $200 million.

We have spoken at length about the improvements made in our use of working capital.

At the end of the third quarter, we achieved a nearly 20 percent reduction in Days Sales Outstanding on a year-over-year basis.

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We also continue to focus on closely managing inventory. We saw inventory levels rise slightly in the third quarter, but this was primarily due to seasonality in our HVAC business and the need to support equipment moves related to the consolidation underway in electrical manufacturing. We expect to see these increases reversed in the fourth quarter.

Capital spending was $5 million in the third quarter and $17 million year-to-date. We expect total capital expenditures for 2002 to be between $25 and $30 million, compared to $39 million in 2001. Looking forward to next year, our preliminary estimate is that capital expenditures will be in the $35 to $40 million range.

Depreciation and amortization was $12 million in the third quarter. We expect that same level of expense in the fourth quarter and during next year.

To conclude, we are very pleased with the progress we have made on both the balance sheet and income statement and expect to continue to demonstrate further improvements both in the fourth quarter and throughout 2003.

Thank you. I will now turn the call back to Tricia.

PATRICIA A. BERGERON

VICE PRESIDENT, INVESTOR AND CORPORATE RELATIONS

Before opening the call up for questions, I’d like to make a couple of additional comments.

Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today’s live broadcast, October 22, 2002. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation’s current, quarterly and annual filings with the Securities and Exchange Commission.

This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

For anyone who joined the call late, I’d like to repeat the replay number. The number for the call replay is (402) 220-0869. No password is required. It will be available through Thursday, October 24th.

Thank you. We will now open the call up for questions.

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